TransAlta announces Alberta power auction

CALGARY, Alberta (May 4, 2010) - TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it will be hosting its third Alberta fixed-price power auction on June 15.  For Alberta wholesale power buyers seeking competitive prices for their long-term electricity needs, power auctions offer an efficient means to secure an affordable and reliable supply.

TransAlta held its first two Alberta power auctions in 2009 attracting Canadian industrials, wholesale banks and trading companies.  At the upcoming June 15 auction, TransAlta will be selling a four-year strip of Alberta power (2011 – 2014).

The auction will be facilitated by World Energy Solutions Inc. (TSX: XWE; NASDAQ: XWES), an operator of online exchanges for energy and green commodities.

For more details about TransAlta’s wholesale power auction, please visit the company’s website: www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Auction Inquiries: Cory St. Croix Senior Originator Phone: (403) 267-6929 Email: cory_stcroix@transalta.com	Investor and Media Inquiries: Jennifer Pierce Vice President, Communications & Investor Relations Phone: (403) 267-7622 Email: jennifer_pierce@transalta.com